Emerge Capital Corp.
109 North Post Oak Lane
Suite 422
Houston, Texas 77024
(713) 621-2737

August 31, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0213

Re:	Emerge Capital Corp.
Form SB-2 Registration Statement filed on June 26, 2006
File No. 333-135348

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Emerge Capital Corp. (the “Registrant”) to withdraw the Registration Statement on Form SB-2 filed by the Registrant on June 26, 2006 (the “Registration Statement”).

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Timothy J. Connolly
Timothy J. Connolly
Chief Executive Officer